

August 4, 2011

Via E-mail
Andre Caetano
President
Amazonica, Corp.
Av. Presidente Medice, 120, Floor 1, Room #1
Osasco, SP 06268 Brazil

>   **Re: Amazonica, Corp.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed August 1, 2011**
>   **File No. 333-174304**

Dear Mr. Caetano:

We have reviewed your amended registration statement and response letter dated August 1, 2011 and have the following comments.

Suppliers, page 27

1. Regarding our prior comment 1, we note that the contract amendment and your response letter dated August 1, 2011 state that Equatorian may terminate the agreement without notice if you do not purchase any product within 12 months of the date of the contract amendment, or July 29, 2011. This appears to be inconsistent with your disclosure on page 27, which states that you do not have an obligation to purchase product before a specific time. This termination provision also appears to be a material term in the contract. Please revise to include disclosure regarding Equatorian's termination rights if you do not purchase any product by July 29, 2012.

Exhibit Index

2. Please include as an exhibit an updated consent from Thomas J Harris, CPA, as the consent needs to be dated within 30 days of effectiveness.

You may contact Tracey Houser, Staff Accountant at (202) 551-3736 or, in her absence, John Hartz, Senior Assistant Chief Accountant at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Andre Caetano
Amazonica, Corp.
August 4, 2011
Page 2

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: <u>Via E-Mail</u>
David Lubin, Esq.
David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, NY 11563